

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Daniel H. Schulman
President, Chief Executive Officer and Director
PayPal Holdings, Inc.
2211 North First Street
San Jose, CA 95131

      Re: PayPal Holdings, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed April 19, 2022
            File No. 001-36859

Dear Daniel H. Schulman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Disclosure Review Program